

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300





15 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

Tabcorp
the bigger better game

15 February 2005

New appointments to Tabcorp Executive Committee

Tabcorp has announced the appointment of two new members to its Executive Committee. Ms Kerry Willcock has taken on the position of Executive General Manager Corporate and Legal and Ms Julia Nenke has taken on the role of Executive General Manager Human Resources.

Both Ms Willcock and Ms Nenke will report directly to Managing Director and Chief Executive Officer Matthew Slatter.

Ms Willcock, who commenced in her new role on 14 February, replaces Peter Caillard who has been appointed Chief Executive of Tabcorp's Media Division which includes Sky Channel and Sydney sports radio station 2KY.

Ms Willcock has a Bachelor of Arts and a Bachelor of Laws from the University of Melbourne and is a qualified mediator.

Ms Willcock has extensive commercial, legal, litigation and government relations experience having worked with Allens Arthur Robinson, Clayton Utz and, most recently, the Australian Postal Corporation where she held the position of General Counsel.

Ms Nenke joined the company on 24 January, replacing Robert Preston.

Ms Nenke is an experienced Human Resources executive having worked with a number of major companies based in Australia and in Europe. Ms Nenke has held senior operational and strategic roles with BHP Steel, Reckitt & Colman, SmithKline Beacham, Goodman Fielder, Foxtel, Johnson & Johnson and Campbells.

Ms Nenke has extensive experience in culture and organisational change/transition having worked through several mergers and acquisitions.

"I am delighted to welcome Kerry Willcock and Julia Nenke to Tabcorp's Executive Team," Mr Slatter said.

"Both Kerry and Julia are extremely talented in their areas of expertise. I look forward to the contribution they will make to Tabcorp's ongoing success."

For more information contact:
Amanda Lean
Government and Media Relations Manager
Tel: (03) 9868 2142

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au